EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
In millions	July 1, 2018	July 2, 2017
Earnings
Income before income taxes	$1,238	$1,147
Add
Fixed charges	91	78
Amortization of capitalized interest	1	1
Distributed income of equity investees	31	49
Less
Equity in earnings of investees	194	181
Capitalized interest	1	3
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	4	—
Earnings before fixed charges	$1,162	$1,091

Fixed charges
Interest expense(1)	$52	$39
Capitalized interest	1	3
Amortization of debt discount and deferred costs	1	1
Interest portion of rental expense(2)	37	35
Total fixed charges	$91	$78

Ratio of earnings to fixed charges(3)	12.8	14.0
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(1) The interest amount in the table above does not include interest expense associated with uncertain tax positions.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(3) We have not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.